Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW | Washington, DC 20037-1122 | tel 202.663.8000 | fax 202.663.8007

Qixiang Sun, Esq.
tel 202.663.8349
qixiang.sun@pillsburylaw.com

April 1, 2013

VIA EDGAR

Ms. Jeanne Bennett
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China BAK Battery, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed December 31, 2012
Form 10-Q for the Quarterly Period Ended December 31, 2012
Filed February 14, 2013
File No. 001-32898

Dear Ms. Bennett:

Reference is made to the letter, dated March 1, 2013, setting forth the comments (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 10-K for the fiscal year ended September 30, 2012 and the quarterly report on Form 10-Q for the period ended December 31, 2012 of China BAK Battery, Inc. (the “Company”). The letter was resent to the Company on March 21, 2013. The letter requests the Company to respond within ten business days from the date of such letter.

Due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff, the Company is unable to respond within the prescribed time period. As a result, I am hereby requesting, on behalf of the Company, an extension for filing its responses to the Comment Letter. The Company will use diligent efforts to provide its responses to the Staff by the close of business on April 15, 2013.

Should you have any questions regarding this letter, please do not hesitate to contact me at (202) 663-8349.

Sincerely,

/s/ Qixiang Sun
Qixiang Sun

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